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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                                 GENOMED, INC.
                                (Name of Issuer)

                                  Common stock
                         (Title of Class of Securities)

                                   37243C102
                                 (CUSIP Number)

                          Brenda Lee Hamilton, Esquire
                        Hamilton, Lehrer & Dargan, P.A.
                          2 East Camino Real, Suite 202
                            Boca Raton Florida 33432
                             Telephone: 561-416-8956
                            Facsimile: 561-416-2855
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                AUGUST 22, 2002
             (Date of Event which Requires Filing of this Statement)

                             CUSIP No. 37243C102

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               1. Names of Reporting Persons. I.R.S. Identification Nos. of
                  above persons (entities only).
                  DAVID W. MOSKOWITZ
--------------------------------------------------------------------------------
               2. Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                  (a)  NOT APPLICABLE
                  (b)  NOT APPLICABLE
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               3. SEC Use Only
                  ..............................................................
--------------------------------------------------------------------------------
               4. Source of Funds (See Instructions)
                  OO - THE SHARES WERE ISSUED TO DR. MOSKOWITZ AS THE SOLE OWNER
                  OF GENOMIC MEDICINE, LLC IN ACCORDANCE WITH THE TERMS OF THE
                  AGREEMENT AND PLAN OF SHARE EXCHANGE BETWEEN THE ISSUER AND
                  GENOMIC MEDICINE, LLC IN WHICH THE ISSUER ACQUIRED 100% OF
                  GENOMIC MEDICINE, LLC.
--------------------------------------------------------------------------------
               5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)
                  NOT APPLICABLE
--------------------------------------------------------------------------------
               6. Citizenship or Place of Organization
                  UNITED STATES
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Number of                  7. Sole Voting Power............. 12,500,000 Shares
Shares                    ------------------------------------------------------
Beneficially               8. Shared Voting Power ...............0
Owned by                  ------------------------------------------------------
Each                       9. Sole Dispositive Power........ 12,500,000 Shares
Reporting                 ------------------------------------------------------
Person With               10. Shared Dispositive Power ..........0
--------------------------------------------------------------------------------
              11. Aggregate Amount Beneficially Owned by
                  Each Reporting Person  ................... 12,500,000 Shares
--------------------------------------------------------------------------------
              12. Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)
                  NOT APPLICABLE
--------------------------------------------------------------------------------
              13. Percent of Class Represented by Amount in Row (11)
                  10.7%
--------------------------------------------------------------------------------
              14. Type of Reporting Person (See Instructions)
                  IN
--------------------------------------------------------------------------------

Item 1.   Security and Issuer
          COMMON STOCK OF GENOMED, INC.
          155 CLAYTON AVENUE
          ST. LOUIS, MO  63110

Item 2.   Identity and Background
          (a)  DAVID W. MOSKOWITZ
          (b)  DR. MOSKOWITZ'S BUSINESS ADDRESS IS 450 CLAYTON AVENUE, ST.
               LOUIS, MO 63110.
          (c)  DR. MOSKOWITZ IS THE CHIEF MEDICAL OFFICER, TREASURER AND
               CHAIRMAN OF THE BOARD OF ISSUER.
          (d)  DR. MOSKOWITZ HAS NOT BEEN CONVICTED IN A CRIMINAL PROCEEDING IN
               THE LAST FIVE YEARS.
          (e)  DR. MOSKOWITZ HAS NOT BEEN A PARTY TO A CIVIL PROCEEDING OF A
               JUDICIAL OR ADMINISTRATIVE BODY OF COMPETENT JURISDICTION IN THE
               LAST FIVE YEARS.
          (f)  DR. MOSKOWITZ IS A CITIZEN OF THE UNITED STATES.

Item 3.   Source and Amount of Funds or Other Consideration - THE 12,500,000
SHARES WERE ISSUED TO DR. MOSKOWITZ AS THE SOLE OWNER OF GENOMIC MEDICINE, LLC
IN ACCORDANCE WITH THE TERMS OF THE AGREEMENT AND PLAN OF SHARE EXCHANGE BETWEEN
THE ISSUER AND GENOMIC MEDICINE, LLC IN WHICH THE ISSUER ACQUIRED 100% OF
GENOMIC MEDICINE, LLC.

Item 4.   Purpose of Transaction - THE 12,500,000 SHARES WERE ISSUED TO DR.
MOSKOWITZ AS THE SOLE OWNER OF GENOMIC MEDICINE, LLC IN ACCORDANCE WITH THE
TERMS OF THE AGREEMENT AND PLAN OF SHARE EXCHANGE BETWEEN THE ISSUER AND GENOMIC
MEDICINE, LLC IN WHICH THE ISSUER ACQUIRED 100% OF GENOMIC MEDICINE, LLC.

Item 5.   Interest in Securities of the Issuer
          (a)  THE AGGREGATE NUMBER AND PERCENTAGE OF COMMON STOCK BENEFICIALLY
               OWNED BY DR. MOSKOWITZ IS 12,500,000 SHARES AND 10.7%,
               RESPECTIVELY.
          (b)  DR. MOSKOWITZ HAS THE SOLE POWER TO VOTE ALL 12,500,000 SHARES
               HE OWNS.
          (c)  THERE ARE NO TRANSACTIONS REGARDING COMMON STOCK THAT WERE
               EFFECTED DURING THE LAST SIXTY DAYS BY DR. MOSKOWITZ.
          (d)  NO OTHER PERSON IS KNOWN TO HAVE THE RIGHT TO RECEIVE OR THE
               POWER TO DIRECT THE RECEIPT OF DIVIDENDS FROM, OR THE PROCEEDS
               FROM THE SALE OF, THE SECURITIES.
          (e)  DR. MOSKOWITZ HAS NOT CEASED TO BE THE BENEFICIAL OWNER OF MORE
               THAN FIVE PERCENT OF COMMON STOCK.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer - NOT APPLICABLE.

Item 7.   Material to Be Filed as Exhibits - NOT APPLICABLE.

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date - September 10, 2002

Signature - /s/David W. Moskowitz

Name/Title - David W. Moskowitz, Chief Medical Officer/Treasurer
                  /Chairman of the Board